UR-ENERGY INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the Three Month Period Ended March 31, 2008
(Information as at May 1, 2008 unless otherwise noted)

Introduction

The following provides management’s discussion and analysis of results of operations and financial condition for the three month periods ended March 31, 2008 and 2007. Management’s Discussion and Analysis was prepared by Company management and approved by the Board of Directors on May 9, 2008. This discussion and analysis should be read in conjunction with the Company’s audited annual consolidated financial statements for the years ended December 31, 2007 and 2006.

The Company was incorporated on March 22, 2004 and completed its first year-end on December 31, 2004. All figures are presented in Canadian dollars, unless otherwise noted, and are in accordance with Canadian generally accepted accounting principles. The consolidated financial statements include all of the assets, liabilities and expenses of the Company and its wholly-owned subsidiaries Ur-Energy USA Inc.; NFU Wyoming, LLC; Lost Creek ISR, LLC; The Bootheel Project, LLC; NFUR Bootheel, LLC; Hauber Project LLC; NFUR Hauber, LLC; ISL Resources Corporation; ISL Wyoming, Inc.; and CBM-Energy Inc. All inter-company balances and transactions have been eliminated upon consolidation. Ur-Energy Inc. and its wholly-owned subsidiaries are collectively referred to herein as the “Company”.

Forward-Looking Statements

This Management Discussion and Analysis may contain or refer to certain forward-looking statements relating to expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 26, 2008 which is filed on SEDAR, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the failure to obtain sufficient funding for operating, capital and exploration or development requirements and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results. Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Potential shareholders and prospective investors are also cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking

Ur-Energy Inc.

information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

Nature of Operations and Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of uranium mineral properties in Canada and the United States. The Company has not yet determined whether its properties contain mineral reserves that are economically recoverable. The recoverability of amounts recorded for mineral exploration properties and deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of these reserves and upon attaining future profitable production from the properties or sufficient proceeds from disposition of the properties.

The Company is focused on uranium exploration in the following areas: (i) Wyoming, USA where the Company has fifteen properties. Of those fifteen properties, eleven are in the Great Divide Basin, two of which (the Lost Soldier and the Lost Creek) contain defined resources that the Company expects to advance to production. The Company’s other Wyoming projects include two properties in the Shirley Basin, one property in the Greater Black Hills, and one property in the Powder River Basin; (ii) South Dakota, USA where the Company has acquired certain state mineral leases in Harding and Fall River Counties; (iii) Arizona, USA where the Company has acquired a property in Yuma County; (iv) the Thelon Basin, Northwest Territories in northern Canada where it has three properties; (v) Hornby Bay, Nunavut in northern Canada where it has a royalty interest in two properties; and (vi) Baker Lake Basin, Nunavut, Canada, where it has one property.

Selected Interim Information

The following table contains selected interim financial information as at March 31, 2008 (unaudited) and December 31, 2007.

	As at March 31, 2008 $	As at December 31, 2007 $
Total assets	138,848,190	137,350,775
Long-term future income tax liability	1,167,000	1,167,000
Asset retirement obligation	188,269	181,672

Management’s Discussion and Analysis	2
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

The following table contains selected unaudited interim financial information for the three month periods ended March 31, 2008 and 2007 and cumulative information from inception of the Company on March 22, 2004 to March 31, 2008.

	Three Month Period Ended March 31, 2008 $	Three Month Period Ended March 31, 2007 $	Cumulative from March 22, 2004 to March 31, 2008 $
Revenue	Nil	Nil	Nil
Total expenses(1)	(2,639,102)	(1,915,856)	(22,642,166)
Interest income	789,280	288,810	4,373,274
Foreign exchange gain (loss)	652,446	139,142	564,366
Other income (loss)	(11,685)	-	(11,685)
Loss before income taxes	(1,209,061)	(1,487,904)	(17,716,211)
Recovery of future income taxes	-	-	3,427,000
Net loss for the period	(1,209,061)	(1,487,904)	(14,289,211)
Loss per common share: Basic and diluted	(0.01)	(0.02)
Cash dividends per common share	Nil	Nil

(1) Stock based compensation included in total expenses	(853,144)	(595,076)	(7,618,695)

The Company has not generated any revenue from its operating activities from inception to date. The Company’s expenses include costs for promotion, regulatory authority and transfer agent fees, professional fees, general and administrative costs, general exploration expense, write-off of deferred exploration expenditures and amortization of capital assets. The Company has recorded significant stock based compensation costs which are included in management fees, promotion and general and administrative costs or capitalized as a component of deferred exploration expenditures. Costs directly related to exploration projects are initially capitalized as either mineral exploration property costs or deferred exploration expenditures.

Management’s Discussion and Analysis	3
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

No cash dividends have been paid by the Company. The Company has no present intention of paying cash dividends on its common shares as it anticipates that all presently available funds will be invested to finance new and existing exploration and development activities.

Overall Performance and Results of Operations

The Company has advanced its plans rapidly from incorporation on March 22, 2004 to date. From inception to March 31, 2008, the Company has raised total net cash proceeds from the issuance of common shares and warrants and from the exercise of warrants, compensation options and stock options of $138.6 million. As at March 31, 2008, the Company held cash and cash equivalents and short-term investments of $77.4 million. The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, or money market accounts. The Company has made significant investments in mineral exploration properties and exploration expenditures.

Mineral Exploration Properties and Deferred Exploration Expenditures

During the three month period ended March 31, 2008, the Company expended cash of $142,889 (2007 – $88,707) on mineral exploration property costs. The most significant component of these costs is staking and claim costs. During the three month period ended March 31, 2008, the Company incurred deferred exploration expenditures totaling $693,071 (2007 – $849,077). The most significant component of spending was on permitting and development of the Lost Creek and Lost Soldier projects.

Wyoming Properties

Lost Creek Project

The Lost Creek uranium deposit is located in the Great Divide Basin, Wyoming. The deposit is approximately three miles (4.8 kilometres) long and the mineralization occurs in four main sandstone horizons between 315 feet (96 metres) and 700 feet (213 metres) in depth.

As identified in the June 2006 Technical Report on Lost Creek, National Instrument 43-101 (“NI 43-101”) compliant resources are 9.8 million pounds of U3O8 at 0.058 percent as an indicated resource and an additional 1.1 million pounds of U3O8 at 0.076 percent as an inferred resource. During 2006, 17 cased monitoring and pump test wells were completed on the property, and the initial testing was completed successfully.

In 2007, significant drilling was conducted and up to four drill rigs were operated simultaneously to allow for completion of the following work on the project:

  Installation of pump test and monitor wells for baseline and engineering data;
  Orebody delineation drill holes to better define the orebody for well field planning;
  Condemnation drill holes to assure that the plant site will not be built over any part of the orebody; and
  Water wells for water for the drilling operation.

Completion of the 2007 drilling program resulted in 58 additional monitor and pump test wells, 2 water wells and a total of 195 delineation drill holes. This enabled the Company to obtain additional baseline and hydrogeologic data within the first mine unit area for engineering

Management’s Discussion and Analysis	4
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

assessments; for the State of Wyoming Department of Environmental Quality ("WDEQ") Permit to Mine application; for the US Nuclear Regulatory Commission ("NRC") Source Material License application; and, for the WDEQ Mine Unit #1 Permit application. In addition, six condemnation holes were drilled to make certain the potential target plant location was not over any part of the ore body. The 2007 drilling program was concluded in early December 2007 and the Company incurred total drilling costs of approximately $2.6 million.

In 2007, the Company submitted its Application to the NRC for a Source Material License for the Lost Creek project. This license is the first stage of obtaining all necessary licenses and permits to enable the Company to recover uranium via in situ recovery method at the Lost Creek project. The collection and compilation of the extensive environmental background data for the application have taken more than two years. The NRC has indicated that the application review process can take up to 18 months to complete. On February 29, 2008, the Company announced it had voluntarily requested that the NRC application for its Lost Creek project be withdrawn to enable the Company to include upgrades to its application with respect to the project's operational plan and other advances in the health physics information and analyses. On March 24, 2008, the Company announced that it had re-submitted the Source Material License application to the NRC.

Also in 2007, the Company submitted the Lost Creek Mine Permit Application to the WDEQ. Beginning in 2008, individual mine unit applications for each well field will be submitted to cover each mine unit or well field that will be produced on the Lost Creek project.

In February 2008, an in-house economic analysis on the Lost Creek project was completed by the Company’s engineering team. An independent technical report under NI 43-101 was subsequently prepared by Lyntek Inc. The purpose of the report was to provide an independent analysis and preliminary assessment of the potential economic viability of the mineral resource of the Lost Creek project. The resulting base case in the preliminary assessment prepared by Lyntek returned a pre-tax internal rate of return of 43.6% at a price of US$80 per pound U3O8, and demonstrated that the project would be economic at prices above US$40 per pound U3O8.

A royalty on future production of 1.67% is in place with respect to 20 claims comprising a portion of the Lost Creek project.

Lost Soldier Project

The Lost Soldier project is located approximately 14 miles (22.5 kilometres) to the northeast of the Lost Creek project. The property has over 3,700 historical drill holes defining 14 mineralized sandstone units. As identified in the July 2006 Technical Report on Lost Soldier, NI 43-101 compliant resources are 5.0 million pounds of U3O8 at 0.064% as a measured resource, 7.2 million pounds of U3O8 at 0.065% as an indicated resource and 1.8 million pounds of U3O8 at 0.055 percent as an inferred resource.

All environmental baseline studies were completed in 2007 and in January 2008, the Lost Soldier deposit was turned over to the Company’s engineering staff for detailed engineering evaluation and study. In March 2008, the Company requested a separate docket number and technical assignment control number for the Lost Soldier project from the NRC, in preparation for a separate license application for the Lost Soldier project.

Management’s Discussion and Analysis	5
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Other US Properties

The Company is currently developing the 2008 exploration drilling programs for its other US properties including the LC North, EN, North Hadsell, and Muggins Mountains projects. In addition, an in-house team of geologists continues to evaluate the extensive well log and exploration database owned by the Company. In 2008, exploration will also be carried out on two Company-owned properties, Bootheel and Hauber, by other companies through exploration, development and operating ventures.

In 2007, the Company entered into agreements with Target Exploration & Mining Corp. and its subsidiary ("Target"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Bootheel, LLC, contributed its Bootheel and Buck Point properties to The Bootheel Project, LLC. The properties cover an area of known uranium occurrences within the Shirley Basin in Albany County, Wyoming. The total project covers a defined area of approximately 6,000 acres.

Also in 2007, the Company entered into agreements with Trigon Uranium Corporation and its subsidiary ("Trigon"). Under the terms of the agreements, the Company, through its wholly-owned subsidiary, NFUR Hauber, LLC, contributed its Hauber property to Hauber Project LLC. The Hauber property is located in Crook County, Wyoming and consists of 205 unpatented lode mining claims and one state uranium lease totaling approximately 5,160 acres.

Data Package Acquisition

In 2007, the Company completed the acquisition of a data package from Power Resources Inc. ("PRI") pertinent to exploration and development in the Shirley Basin, Wyoming for a total purchase price of US$180,000, which was paid in two equal installments in 2006 and 2007. The data includes drill hole logs for more than 1,000 drill holes, historical resource reports, maps, drill summaries, individual drill hole summaries, handwritten notes, and digital printouts from such previous operators as Cherokee, Kerr McGee, URADCO (PP&L), and Mobil as well as historical feasibility reports from Dames & Moore and Nuclear Assurance.

The Company will make any data covering its Bootheel and Buck Point properties, and certain other data, available to the venture it has with Target.

The data purchase agreement includes a 1% royalty interest payable to PRI on uranium and associated minerals and materials produced from the Bootheel and Buck Point properties which include 269 lode mining claims and two state uranium leases.

Canadian Properties

Bugs Property, Baker Lake Basin

In September 2006, the Company entered into an option agreement to acquire the Bugs property in Nunavut, Canada. The Company has earned a 100% interest in the property by issuing a total of 85,000 common shares to the vendor. The vendor retains a 2% net smelter royalty, of which 1% is subject to a buyout for $1.0 million. The Bugs property consists of 11 contiguous mineral claims in the Kivalliq region of the Baker Lake Basin, Nunavut.

Management’s Discussion and Analysis	6
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

In 2006, a fixed wing aeromagnetic and radiometric survey was conducted on the entire property. The data from this survey resulted in the selection of seven targets based upon structural offset and dilation features in combination with magnetite depletion. In 2007, one of the seven targets was examined; the remainder will be prospected and surveyed for their radon signatures in 2008.

During 2007, the Company re-sampled the high-grade boulder area identified by work conducted during the 1970s by Cominco. New assays include values as high as 4.7% and 6.0% U3O8. Additional radon surveys were successful in outlining poorly exposed bostonite occurrences over several kilometers in length and located an area of extremely high radon flux which is interpreted by the Company to indicate a concentration of hydrothermal uranium mineralization known as the Lowkey Lake Zone (“LLZ”). The radon survey has also indicated a bedrock source of one of the high-grade historic Cominco boulder occurrences associated with hydrothermal breccias with individual boulders assaying up to 0.55% U3O8.

This mineralization is slated for detailed radon survey and subsequent drill-testing in 2008. In addition, drill testing of the Gamma bostonite dyke is also anticipated. Pending ground localization and additional drilling is also planned to test targets selected from the interpretation of the airborne radiometric and magnetic survey. It is anticipated that a 2,500 meter drill program will be carried out as well as additional radon testing and prospecting. Initial drilling will concentrate on the LLZ.

Screech Lake Property, Thelon Basin

In 2006, an environmental screening study was completed on the Screech Lake Project and in September 2006, the application for a land use permit to conduct drill testing of the Screech Lake anomalies was referred to the Mackenzie Valley Environmental Impact Review Board (“Review Board”) for environmental assessment. The environmental assessment was completed in February 2007 and in May 2007, a report and recommendation from the Review Board was issued. The Review Board recommended to the Minister of Indian and Northern Affairs Canada that the Company’s application to conduct an exploratory drilling program at the Screech Lake property be rejected due to local native community concerns.

In October 2007, the Company received notification that the Minister of Indian and Northern Affairs Canada had adopted the recommendation of the Review Board. As part of the decision, the Minister did confirm that the decision does not affect the legal standing of the Company’s Screech Lake mineral claims. Discussions with the Minister and other interested parties led the Company to conclude that the rejection of the Screech lake drilling program was influenced, in part, by land claims issues between First Nations groups and the Federal government, and to a lesser extent, environmental concerns. The Company believes that it has proposed an exploration program which maintains the highest possible environmental standards. In the Company’s application for a land use permit, extensive mitigation measures were proposed to ensure that the drilling program would have minimal short-term environmental impact and no long-term effect.

During 2007, the company established a Special Committee of the Board of Directors (“Special Committee”) to liaise with First Nations groups, especially the Akaitcho Dene First Nations (“ADFN”). To date, there have been progressive consultations between ADFN, the Company and other industry participants, which have resulted in the drafting of an advanced exploration agreement. The completion of a final advanced exploration agreement, which is in progress, will see the way to a resubmission of the Company’s application of a drilling permit.

Management’s Discussion and Analysis	7
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Hornby Bay Properties

On 2006, the Company completed a definitive agreement with Triex Minerals Corporation (“Triex”) with respect to its Mountain Lake and Dismal Lake West properties. Pursuant to the option agreement, Triex obtained a 100% interest in the properties in September 2007. The Company retains a 5% net smelter return royalty interest in the properties with Triex having the right to purchase one-half of the royalty for $5,000,000. The Mountain Lake property comprises 41 claims and the Dismal Lake West property comprises 17 claims.

In January 2008, Triex announced a $3.1 million budget for 2008 work programs for their Hornby Bay properties. The program includes 5,000 metres of diamond drilling in eighteen holes to evaluate untested targets and also includes constructing an ice air strip, re-opening the Kirwan Lake camp and conducting additional resistivity surveys.

Expenses

Total expenses for the three month period ended March 31, 2008 were $2.6 million as compared to $1.9 million during the same period in 2007. The $0.7 million increase in expenses was primarily due to higher general and administrative expenses.

General and administrative expense was $2.0 million for the three months ended March 31, 2008 as compared to $1.1 million for the same period in 2007. The increase in general and administrative expense relates primarily to the expansion of the Denver, Colorado and Casper, Wyoming offices and due to higher stock option expense charges.

During 2007, the Company strengthened key staffing areas adding five geologists, two land men, a Vice President of Mining & Engineering, three mining engineers and other key management, legal and finance positions. Accordingly, the Denver and Casper offices were expanded to accommodate and support the staffing additions. As a result, higher labor, recruiting and relocation costs together with increased office expenses accounted for the majority of the increase in general and administrative expense.

Also contributing to the increase in general and administrative expense were non-cash stock based compensation charges related to stock options. For the three months ended March 31, 2008, the Company recorded stock option expenses of $0.9 million as compared to $0.6 million during the same period in 2007. The increase was due to having a higher number of participants in the stock option plan and the higher average value per share used to calculate the option expense. The Company will continue to incur significant charges related to stock based compensation as the fair value of its stock options granted is generally expensed over their 18 month vesting period.

Other expense areas including promotions, professional fees and general exploration decreased slightly and were largely offset by similar increases in regulatory authority and transfer agent fees and the amortization of capital assets. The increase in amortization of capital assets was primarily due to recording additional depreciation on new assets that were purchased in 2007 and during the first quarter of 2008 as the Company added field vehicles and equipment to facilitate the exploration work programs.

Management’s Discussion and Analysis	8
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Other income and expenses

The Company's cash resources are invested with major banks in bankers' acceptances, guaranteed investment certificates, certificates of deposit, and money market accounts. During the three months ended March 31, 2008, the Company earned interest income on these investments of $0.8 million as compared to $0.3 million for the same period in 2007. Following the May 2007 bought deal financing, the Company’s average cash resources, and the resulting interest income, increased significantly.

During the three months ended March 31, 2008, the Company recorded a net foreign exchange gain of $0.7 million as compared to $0.1 million during the same period in 2007. This net foreign exchange gain arose primarily due to cash balances held in US currency as the US dollar strengthened relative to the Canadian dollar during the period.

Loss Per Common Share

Both basic and diluted loss per common share for the three months ended March 31, 2008 were $0.01 (2007 – $0.02) .

Liquidity and Capital Resources

As at March 31, 2008, the Company had cash and cash equivalents and short-term investments of $77.4 million and working capital of $77.1 million as compared to the December 31, 2008 balances of $76.3 million and $75.9 million, respectively.

On March 25, 2008, the Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share raising gross proceeds of $2,750,000. Total direct share issue costs were $110,000. During the three months ended March 31, 2008, the Company realized cash proceeds from the exercise of previously issued stock options totaling $46,250. As at March 31, 2008, the Company had outstanding a total of 7,987,500 stock options with exercise prices ranging from $1.25 to $5.03.

During the three months ended March 31, 2008, the Company invested cash of $1.1 million in mineral exploration property costs, deferred exploration expenditures, bonding and other deposits and capital assets; and used $0.4 million of cash in operations.

The Company has financed its operations from its inception primarily through the issuance of equity securities and has no sources of cash flow from operations. The Company will not generate any cash flow from operations until it is successful in commencing production from its resource properties.

The Company has established a corporate credit card facility with a US bank. This facility has an aggregate borrowing limit of US $250,000 and is used for corporate travel and incidental expenses. The Company has provided a letter of credit and a guaranteed investment certificate in the amount of $287,500 as collateral for this facility.

Financing Transactions

As discussed above, the Company completed a non-brokered private placement of 1,000,000 flow-through commons shares at $2.75 per share on March 25, 2008 and raised gross proceeds of $2,750,000. Total direct share issue costs were $110,000.

Management’s Discussion and Analysis	9
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Outstanding Share Data

Information with respect to outstanding common shares, warrants, compensation options and stock options as at March 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008	December 31, 2007
Common shares	93,208,607	92,171,607
Warrants	-	-
Compensation options	-	-
Stock options	7,987,500	8,010,700
Fully diluted shares outstanding	101,196,107	100,182,307

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative instrument obligations, or with respect to any obligations under a variable interest entity arrangement.

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, bonding and other deposits and accounts payable. The fair value of these instruments approximates their carrying amount due to their short term to maturity.

The Company’s cash equivalents consist of Canadian dollar and US dollar denominated guaranteed investment certificates, certificates of deposit and money market accounts. These instruments are classified as held-to-maturity and carried at cost plus accrued interest. They bear interest at annual rates ranging from 2.9% to 3.8% and mature at various dates up to June 26, 2008.

The Company’s accounts receivable and accounts payable are accounted for at amortized cost.

It is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from its financial instruments except for US dollar foreign currency risk with respect to cash and cash equivalents and bonding deposits held in US dollars. As at March 31, 2008 the Company held approximately US$15.3 million in cash and cash equivalents and bonding deposits ($18.3 million at December 31, 2007). The Company has not entered into any foreign exchange contracts or other strategies to mitigate this risk.

Transactions with Related Parties

As at March 31, 2008, the Company did not participate in any material transactions with any related parties.

Management’s Discussion and Analysis	10
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Proposed Transactions and Listing Application

As is typical of the mineral exploration and development industry, the Company is continually reviewing potential merger, acquisition, investment and joint venture transactions and opportunities that could enhance shareholder value. Timely disclosure of such transactions is made as soon as reportable events arise.

In January 2008, the Company filed documentation with the United States Securities and Exchange Commission on Form 40-F to register the common shares of the Company and filed an application to list the common shares with the American Stock Exchange, LLC. The application is subject to review by the American Stock Exchange, and the fact that the Company applied for a listing is not a guarantee that it satisfies the listing criteria of the American Stock Exchange. Timely discloser of the listing results will be made as soon as practicable.

Critical Accounting Policies and Estimates

Acquisition costs of mineral exploration properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. If properties are abandoned they are written off at that time. If properties are considered to be impaired in value, the costs of the properties and related deferred expenditures will be written down to their estimated fair value at that time. Management uses its best estimates for determining the fair value of mineral properties based on expenditures incurred, the results of any exploration conducted, prevailing market conditions and future plans for the projects.

The Company is required to record all equity instruments including warrants, compensation options and stock options at fair value in the financial statements. Management utilizes the Black-Scholes model to calculate the fair value of these equity instruments at the time they are issued. Use of the Black-Scholes model requires management to estimate the expected volatility of the Company’s stock over the future life of the equity instrument and to estimate the expected life of the equity instrument. Determination of these estimates requires significant judgment and requires management to formulate estimates of future events based on a limited history of actual results and by comparison to other companies in the uranium exploration and development segment.

Changes in Accounting Policies Including Initial Adoption

On January 1, 2008, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections:

  Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These new disclosure standards increase the Company’s disclosure regarding the nature and risk associated with financial instruments and how those risks are managed. The new presentation standard carries forward the former presentation requirements.
  Section 1535, Capital Disclosures. This new standard requires the Company to disclose its objectives, policies and processes for managing its capital structure.
  Section 1400, General Standards on Financial Statement Presentation. This standard requires management to assess at each balance sheet date and, if necessary, disclose any uncertainty surrounding the ability of the Company to continue as a going concern. The adoption of this standard had no impact on the Company’s disclosures in these interim financial statements.

Management’s Discussion and Analysis	11
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer of the Company evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in the rules of the Canadian Securities Administrators) and concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2008.

Internal Controls

No changes have occurred in the Company’s internal control over financial reporting during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties due to the nature of its business and the present stage of development of its business. Investment in the natural resource industry in general, and the exploration and development sector in particular, involves a great deal of risk and uncertainty. Current and potential investors should give special consideration to the risk factors involved. These factors are discussed more fully in our Annual Information Form dated March 26, 2008 which is filed on SEDAR.

Management’s Discussion and Analysis	12
For the Three Month Period Ended March 31, 2008

Ur-Energy Inc.

Other Information

Other information relating to the Company may be found on the SEDAR website at www.SEDAR.com.

Directors and Officers

Jeffrey T. Klenda, B.A. – Chair and Managing Director
W. William Boberg, M. Sc., P. Geo. – President, Chief Executive Officer and Director
Harold Backer, B. Sc. – Executive Vice President
Wayne Heili, B. Sc. – Vice President, Mining and Engineering
Paul W. Pitman, B. Sc. Hon. Geo., P. Geo. – Vice President, Canadian Exploration
James M. Franklin, PhD, FRSC, P. Geo. – Chief Scientist and Director
Paul Macdonell, Diploma Public Admin. – Director, Audit, Compensation and Corporate Governance and Nominating Committee Chair
Robert Boaz, M. Econ., Hons. BA – Director
Thomas Parker, B. Sc., M. Eng. – Director
Roger Smith, CPA, MBA – Chief Financial Officer and Vice President Finance, IT & Administration
Paul G. Goss, J.D., MBA – Corporate Counsel and Corporate Secretary

Corporate Offices

United States Headquarters: 10758 West Centennial Road, Suite 200 Littleton (Denver), Colorado 80127 Phone: (720) 981-4588	Canadian Exploration Office: 341 Main Street North, Suite 206 Brampton, Ontario L6X 3C7 Phone: (905) 456-5436
Wyoming Operations Office: 5880 Enterprise Drive, Suite 200 Casper, Wyoming 82609 Phone: (307) 265-2373	Registered Canadian Office: 1128 Clapp Lane, PO Box 279 Manotick (Ottawa), Ontario K4M 1A3 Phone: (613) 692-7704

Web Site
www.ur-energy.com

Trading Symbol
TSX: URE

Independent Auditor
PricewaterhouseCoopers LLP, Ottawa

Corporate Legal Counsel
McCarthy Tétrault LLP, Ottawa

Corporate Banker
Royal Bank of Canada, Ottawa

Transfer Agent
Equity Transfer & Trust Company, Toronto

Management’s Discussion and Analysis	13
For the Three Month Period Ended March 31, 2008